UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc., dated May 14, 2008, announcing first quarter 2008 financial results and payment of dividends.

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.                                            Investor Relations:
(212) 763-5665                                                                                         Leon Berman, Principal
investor@ampni.com                                                                            The IGB Group
                          (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2008 Financial Results; Sales Volumes Increase 47.6%

PIRAEUS, Greece, May 14, 2008 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, announced today financial and operating results for the three months ended March 31, 2008.

First Quarter 2008 and Year-to-Date Highlights

•	Increased sales volumes by 47.6% to 1,060,134 metric tons for Q1 2008, compared to 718,445 metric tons for Q1 2007
•	Generated gross spread on marine petroleum products of $31.6 million
•	Reported operating income of $8.5 million
•	Recorded net income of $7.5 million, or $0.18 basic and diluted earnings per share
o	Adjusted net income, which excludes expenses related to Aegean’s new U.K. service center, was $8.0 million, or $0.19 basic and diluted earnings per share
•	Further enhanced full-service international marine fuel logistics infrastructure
o	Took delivery of two double-hull bunkering tanker newbuildings
o	Commenced physical supply operations in West Africa and the U.K. on January 15, 2008 and April 1, 2008, respectively, increasing global network of service centers to eight

The Company recorded net income of $7.5 million, or $0.18 basic and diluted earnings per share, for the three months ended March 31, 2008. For purposes of comparison, the Company reported net income of $6.6 million, or $0.16 basic and diluted earnings per share, for the three months ended March 31, 2007. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2008 were 42,471,325 and 42,622,326, respectively. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2007 were 42,410,000 and 42,432,474, respectively.

During the three months ended March 31, 2008, the Company incurred operating expenses totaling $0.5 million related to its service center in Portland, United Kingdom, which commenced revenue-generating operations on April 1, 2008. Adjusted net income, excluding these items, was $8.0 million or $0.19 basic and diluted earnings per share.

Total revenues for the three months ended March 31, 2008 increased by 148.8% to $532.0 million compared to $213.8 million for the same period in 2007. For the three months ended March 31, 2008, sales of marine petroleum products increased by 150.5% to $530.4 million compared to $211.7 million for the same period in 2007.

Results for the first quarter of 2008 were driven by a 74.6% increase in the gross spread on marine petroleum products to $31.6 million compared to $18.1 million for the same period in 2007. For the three months ended March 31, 2008, the volume of marine fuel sold increased 47.6% to 1,060,134 metric tons compared to 718,445 metric tons in the same period in 2007, as sales volumes in the Company’s service centers located in the United Arab Emirates and Singapore improved significantly. Furthermore, results for the first quarter of 2008 included sales volumes from Aegean’s new service center in Northern Europe following consummation of the Company’s acquisition of Bunkers at Sea NV in October 2007, as well as sales volumes from Aegean’s newly-established service center in West Africa, which commenced revenue-generating activities on January 15, 2008.  During the three months ended March 31, 2008, the gross spread per metric ton of marine fuel sold increased to $29.7 per metric ton, compared to $24.8 per metric ton during the three months ended March 31, 2007.

Operating income for the three months ended March 31, 2008, was $8.5 million compared to $6.0 million for the same period in 2007. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $24.8 million for the three months ended March 31, 2008 compared to $14.2 million for the same period in 2007. This increase was principally due to a larger fleet of bunkering tankers and floating storage facilities owned and operated by the Company during the first quarter of 2008 compared to the first quarter of 2007.

Net income for the first quarter of 2008, which totalled $7.5 million, was adversely affected by higher interest costs. The Company principally incurs interest expense on its revolving overdraft facility used to finance working capital requirements. Furthermore, the Company incurs interest expense on its long-term debt used to finance the construction of its bunkering tankers on order. The Company capitalizes interest incurred on long-term debt during the construction phase of its vessels and recognizes interest expense in its income statement as soon as a vessel is delivered from the shipyard.

E. Nikolas Tavlarios, President, commented, “We are pleased by our strong start to 2008 as we continue to expand our global presence and logistics infrastructure. Building upon the successful launch of our new service center in Northern Europe, we commenced operations in West Africa during the first quarter of 2008. We also initiated sales activities for our third new service center, located in the U.K., on April 1, 2008. Complementing this success, we took delivery of two double-hull bunkering tanker newbuildings during the first quarter and remain on schedule to take delivery of six additional newly built double-hull bunkering tankers this year. By significantly expanding our global network for the physical supply of marine fuel and our delivery capacity, we expect to further capitalize on the positive industry fundamentals and strengthen our leading position as a full-service independent supplier of marine fuel.”

Liquidity and Capital Resources
As of March 31, 2008, the Company had cash and cash equivalents of $10.6 million and working capital of $66.4 million. Non-cash working capital, or working capital excluding cash and debt, was $160.1 million as of March 31, 2008, down from $190.2 million as of December 31, 2007.

Net cash provided by operating activities was $40.3 million for the three months ended March 31, 2008. Net income, as adjusted for non-cash items, was $11.7 million for the period and the net negative change in working capital accounts added $30.3 million in cash during the period. The Company made drydocking payments of $1.7 million during the three-month period ended March 31, 2008. Net cash used in investing activities was $12.0 million for the three months ended March 31, 2008, mainly due to additional payments of $22.1 million under the Company’s construction contracts with the shipyards. Furthermore, the reduction in restricted cash balances resulted in cash inflows to the Company of $10.3 million. Net cash used in financing activities amounted to $19.7 million for the three months ended March 31, 2008, mainly due to the use of surplus cash provided by operating activities to pay down debt outstanding under the Company’s revolving overdraft facility.

As of March 31, 2008, the Company had approximately $60.6 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and the available undrawn amount under the Company’s $150.0 million revolving overdraft facility, which is a part of the Company’s $300.0 million senior secured credit facility. Also, as of March 31, 2008, the Company had a $150 million revolving guarantee and letter of credit facility under the Company’s $300.0 million senior secured credit facility. Standby letters of credit are critical drivers of growth in the marine fuel industry as most suppliers of refined marine fuel transact on a secured basis. Finally, the Company had funds of approximately $145.7 million available under the Company’s secured term loans to finance the construction of its new double-hull bunkering tankers.

Ziad Nakhleh, Chief Financial Officer, stated, “Our financial results for the first quarter of 2008 were led by significant sales volume growth in our Singapore and UAE service centers. We also reported sales volumes during the first quarter for our new locations in Northern Europe and West Africa, which commenced operations in the fourth quarter of 2007 and the first quarter of 2008, respectively. Our notable performance was partially offset by temporary market disruptions in Gibraltar, financing costs of our increased working capital requirements and pre-operating costs related to our new U.K. service center, which had not yet commenced operations. We believe the considerable growth in our integrated platform for the worldwide delivery of marine fuel combined with our strong working capital base bodes well for management to further enhance the Company’s earnings potential as we continue to execute our long-term growth strategy.”

Summary Consolidated Financial and Other Data
(Unaudited)
	For the Three Months Ended March 31,
	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$211,677	$530,372
Voyage and other revenues	2,080	1,657
Total revenues	213,757	532,029
Cost of marine petroleum products sold	193,588	496,129
Salaries, wages and related costs	4,509	8,422
Depreciation and amortization	2,234	3,687
All other operating expenses	7,434	15,305
Operating income	5,992	8,486
Net financing income (cost)	582	(2,233)
Other non-operating income	14	1,248
Net income	$6,588	$7,501
Basic and diluted earnings per share (U.S. dollars)	$0.16	$0.18

Other Financial Data:
Gross spread on marine petroleum products(1)	$18,089	$31,626
Gross spread on lubricants(1)	306	193
Gross spread on marine fuel(1)	17,783	31,433
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	24.8	29.7
Net cash provided by (used in) operating activities	(3,561)	40,280
Net cash used in investing activities	18,424	11,951
Net cash provided by (used in) financing activities	$2,640	$(19,662)

Sales Volume Data (Metric Tons): (2)
Greece service center	96,470	85,681
Gibraltar service center	274,991	228,343
UAE service center	133,511	260,886
Jamaica service center	155,857	149,101
Singapore service center	53,266	233,651
Northern Europe service center	-	72,033
Ghana service center	-	26,610
Other sales volumes(3)	4,350	3,829
Total sales volumes	718,445	1,060,134

Other Operating Data:
Number of operating bunkering tankers, end of period(4)	12.0	20.0
Average number of operating bunkering tankers(4)(5)	12.0	18.5
Number of operational floating storage facilities, end of period(6)	1.0	3.0

	As of December 31, 2007	As of March 31, 2008
	Unaudited	Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,967	10,634
Gross trade receivables	193,257	183,909
Allowance for doubtful accounts	(1,603)	(1,360)
Inventories	97,140	98,258
Current assets	314,864	310,948
Total assets	566,957	583,648
Trade payables	105,055	131,082
Current liabilities (including current portion of long-term debt)	251,335	244,598
Total debt	208,031	190,362
Total liabilities	323,232	331,135
Total stockholder’s equity	243,725	252,513

Working Capital Data:
Working capital(7)	63,529	66,350
Working capital excluding cash and debt(7)	190,212	160,110

(1)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e., the amount the Company pays its suppliers for those products.  For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	211,677	530,372
Less: Cost of marine petroleum products sold	(193,588)	(496,129)
Less: Cargo transportation costs	-	(2,617)
Gross spread on marine petroleum products	18,089	31,626
Less: Gross spread on lubricants	(306)	(193)
Gross spread on marine fuel	17,783	31,433

Sales volume of marine fuel (metric tons)	718,445	1,060,134

Gross spread per metric ton of marine fuel sold (U.S. dollars)	24.8	29.7

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(2)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe and Ghana, as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(3)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earns a significantly lower gross spread from its trading activities than from its physical supply activities.

(4)	This data does not include the Company’s Aframax tanker, the Leader, and Panamax tankers, the Fos and the Ouranos, because these vessels are classified as floating storage facilities.

(5)
Average number of bunkering tankers is the number of bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(6)
As of March 31, 2008, the Company used its two Panamax tankers, the Ouranos and the Fos, as floating storage facilities in the United Arab Emirates and Ghana, respectively, and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The  Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

(7)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2008 Dividend Announcement
On May 13, 2008, the Company’s Board of Directors declared a first quarter 2008 dividend of $0.01 per share payable on June 6, 2008 to shareholders of record as of May 23, 2008. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, May 15, 2008, to discuss its 2008 first quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 877-795-3648 (for U.S.-based callers) or 719-325-4766 (for international callers) and enter the passcode: 1102674.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 1102674.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Northern Europe, West Africa and the United Kingdom.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See unaudited condensed consolidated financial statements attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2007 AND MARCH 31, 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2007	March 31, 2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,967	$10,634
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,360, as of December 31, 2007 and March 31, 2008, respectively	191,654	182,549
Due from related companies	3,686	6,280
Inventories	97,140	98,258
Prepayments and other current assets	12,417	13,227
Restricted cash	8,000	-
Total current assets	314,864	310,948

FIXED ASSETS:
Advances for vessels under construction and acquisitions	84,378	81,569
Vessels, cost	149,866	177,168
Vessels, accumulated depreciation	(14,312)	(17,021)
Vessels’ net book value	135,554	160,147
Other fixed assets, net	1,431	1,563
Total fixed assets	221,363	243,279

OTHER NON-CURRENT ASSETS:
Restricted cash	10,171	7,849
Deferred charges, net	8,869	9,963
Concession Agreement	7,720	7,642
Goodwill	3,943	3,943
Other non-current assets	27	24
Total assets	$566,957	$583,648

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$133,000	$100,000
Current portion of long-term debt	3,650	4,394
Trade payables to third parties	77,862	114,111
Trade payables to related companies	27,193	16,971
Other payables to related companies	160	50
Accrued and other current liabilities	9,470	9,072
Total current liabilities	251,335	244,598

LONG-TERM DEBT, net of current portion	71,381	85,968

OTHER NON-CURRENT LIABILITIES	516	569

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,461,428 and 42,488,720 shares, issued and outstanding at December 31, 2007 and March 31, 2008, respectively	425	425
Additional paid-in capital	187,795	188,182
Accumulated other comprehensive income	-	1,327
Retained earnings	55,505	62,579
Total stockholders’ equity	243,725	252,513

Total liabilities and stockholders’ equity	$566,957	$583,648

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2007	2008

REVENUES:
Sales of marine petroleum products – third parties	$208,354	$526,002
Sales of marine petroleum products – related companies	3,323	4,370
Voyage revenues	1,728	-
Other revenues	352	1,657

Total revenues	213,757	532,029

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	165,950	454,015
Cost of marine petroleum products sold – related companies	27,638	42,114
Salaries, wages and related costs	4,509	8,422
Depreciation	1,306	2,770
Amortization of drydocking costs	928	839
Amortization of concession agreement	-	78
Management fees	45	-
Other operating expenses	7,389	15,305

Total operating expenses	207,765	523,543

Operating income	5,992	8,486

OTHER INCOME/(EXPENSE):
Interest and finance costs	(344)	(2,368)
Interest income	926	135
Foreign exchange gains, net	15	1,251
	597	(982)

Income before income taxes	6,589	7,504

Income taxes	(1)	(3)

Net income	$6,588	$7,501

Basic earnings per common share	$0.16	$0.18
Diluted earnings per common share	$0.16	$0.18

Weighted average number of shares, basic	42,410,000	42,471,325
Weighted average number of shares, diluted	42,432,474	42,622,326

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2007	2008
Cash flows from operating activities:
Net income	$6,588	$7,501
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,306	2,770
Provision for doubtful accounts	302	(243)
Share-based compensation	260	387
Amortization	928	1,237
Other non-cash charges	208	70
Changes in assets and liabilities
Decrease (increase) in trade receivables	(10,258)	9,348
Increase in due from related companies	(3,427)	(2,594)
Increase in inventories	(4,078)	(1,118)
Increase in prepayments and other current assets	(354)	(810)
Increase in trade payables	3,086	26,027
Decrease in other payables to related companies	(98)	(110)
Increase (decrease) in accrued and other current liabilities	2,897	(397)
Decrease in other non-current assets	-	3
Payments for dry-docking	(921)	(1,791)
Net cash provided by (used in) operating activities	(3,561)	40,280

Cash flows from investing activities:
Advances for vessels under construction	(6,647)	(22,080)
Advances for acquired assets	(12,906)	-
Purchase of other fixed assets	(87)	(193)
Decrease in restricted cash	1,216	10,322
Net cash used in investing activities	(18,424)	(11,951)

Cash flows from financing activities:
Proceeds from long-term debt	3,065	14,747
Repayment of long-term debt	-	(520)
Net change in short-term borrowings	-	(33,000)
Financing costs paid	-	(462)
Dividends paid	(425)	(427)
Net cash provided by (used in) financing activities	2,640	(19,662)

Net increase (decrease) in cash and cash equivalents	(19,345)	8,667
Cash and cash equivalents at beginning of period	82,425	1,967
Cash and cash equivalents at end of period	$63,080	$10,634
The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

The accompanying unaudited consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2008.

The unaudited consolidated financial statements presented in this report should be read in conjunction with the Company’s audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2007.

2.           Adoption of New Accounting Standards:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157  "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2007	March 31, 2008
Held for sale:
Marine Fuel Oil	72,255	86,640
Marine Gas Oil	22,950	9,653
	95,205	96,293
Held for consumption:
Marine fuel	1,195	1,038
Lubricants	646	822
Victuals	94	105
	1,935	1,965

Total	97,140	98,258

4.      Advances for Vessels Under Construction and Acquisitions:

During the three months ended March 31, 2008, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2008	84,378
Advances for vessels under construction and related costs	24,493
Vessels delivered and operational	(27,302)
Balance, March 31, 2008	81,569

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. (“Qingdao Hyundai”), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (hull numbers QHS-225 to 228). The construction price of each contract is $10,600, of which $3,180 is payable in advance, $2,120 is payable upon steel-cutting, $2,120 is payable upon keel-laying, $2,120 is payable upon launching and $1,060 is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

As of March 31, 2008, advances for vessels under construction and acquisitions, is analyzed as follows:

			March 31, 2008
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-6	2008	8,425	4,592	189	4,781
DN-3500-7	2008	8,425	3,973	150	4,123
DN-3500-8	2008	8,425	2,952	146	3,098
DN-3500-9	2008	8,425	2,953	128	3,081
DN-3500-10	2008	8,425	1,933	103	2,036
DN-3800-11*	2009	7,890	755	28	783
DN-3800-12*	2009	7,890	755	28	783
DN-3800-13*	2009	7,890	755	29	784
DN-3800-14*	2009	7,890	755	27	782
DN-3800-15*	2009	7,890	755	28	783
Severnav Shipyard
N 2220000	2008	13,169	8,573	733	9,306
N 2230007	2008	13,169	6,835	477	7,312
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	6,080	127	6,207
QHS-208	2009	11,600	4,080	116	4,196
QHS-209	2009	11,600	4,080	106	4,186
QHS-210	2009	11,600	4,080	114	4,194
QHS-215	2009	11,600	4,080	105	4,185
QHS-216	2009	11,600	2,000	99	2,099
QHS-217	2009	11,600	2,000	99	2,099
QHS-220	2008	11,000	7,930	283	8,213
QHS-221	2008	11,000	4,940	250	5,190
QHS-222	2009	11,000	1,020	88	1,108
QHS-223	2009	11,000	1,020	88	1,108
QHS-224	2009	11,000	1,020	112	1,132
QHS-225*	2009	10,600	-	-	-
QHS-226*	2010	10,600	-	-	-
QHS-227*	2010	10,600	-	-	-
QHS-228*	2010	10,600	-	-	-

	Total	286,513	77,916	3,653	81,569

* Contract amount does not include the contract with the engineering firm which, as of March 31, 2008, was not signed. This contract is expected to be signed during 2008.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

As of March 31, 2008, the remaining obligations under these contracts are payable as follows:

Amount
April 1 to December 31, 2008	113,214
2009	92,203
2010	3,180
208,597

5.      Vessels:

During the three months ended March 31, 2008, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	149,866	(14,312)	135,554
- Vessels acquired and delivered	27,302	-	27,302
- Depreciation	-	(2,709)	(2,709)
Balance, March 31, 2008	177,168	(17,021)	160,147

On January 18, 2008, the newly-constructed bunkering tanker, DN-3500-3 (subsequently named “Kithnos”), was operational in the Company’s service center in United Arab Emirates. The capitalized cost of this vessel of $9,272, includes the construction cost of the vessel of $8,425 and capitalized costs of $847.

On February 2, 2008, the newly-constructed bunkering tanker, DN-3500-4 (subsequently named “Amorgos”), was operational in the Company’s service center in Gibraltar. The capitalized cost of this vessel of $9,118, includes the construction cost of the vessel of $8,425 and capitalized costs of $693.

On March 29, 2008, the newly-constructed bunkering tanker, DN-3500-5 (subsequently named “Kimolos”), was operational in the Company’s service center in Singapore. The capitalized cost of this vessel of $8,912, includes the construction cost of the vessel of $8,425 and capitalized costs of $487.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.      Deferred Charges:

During the three months ended March 31, 2008, the movement of the account, deferred charges, was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2008	7,999	870	8,869
- Additions	1,791	462	2,253
- Amortization	(839)	(320)	(1,159)
Balance, March 31, 2008	8,951	1,012	9,963

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

7.	Total Debt:

The amounts comprising total debt are presented in the accompanying consolidated balance sheets as follows:
Loan Facility	December 31, 2007	March 31, 2008
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 12/21/2007	133,000	100,000
Total short-term borrowings	133,000	100,000
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,093	16,199
Secured syndicated term loan dated 8/30/2005	17,668	19,060
Secured term loan facility under senior secured credit facility dated 12/19/2006	19,342	25,325
Secured term loan dated 10/25/2006	3,760	6,110
Secured term loan dated 10/27/2006	4,512	4,512
Secured syndicated term loan dated 10/30/2006	11,500	16,000
Secured term loan dated 7/5/2007	3,156	3,156
Total	75,031	90,362
Less: Current portion of long-term debt	(3,650)	(4,394)
Long-term debt, net of current portion	71,381	85,968

As of March 31, 2008, the Company had an available unutilized overdraft line of $50,000 under its secured senior credit facility, and had an available unutilized aggregate amount of $145,712 under its secured term loan facilities.

The annual principal payments of long-term debt required to be made after March 31, 2008, are as follows:

Amount
April 1 to December 31, 2008	3,020
2009	6,011
2010	6,782
2011	6,636
2012	6,392
2013 and thereafter	61,521
90,362

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Other Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2007	2008
Bunkering tanker voyage expenses	45	183
Bunkering tanker insurance	299	396
Bunkering tanker repairs and maintenance	431	1,106
Bunkering tanker spares and consumable stores	332	618
Bunkering tanker consumption of marine petroleum products	1,324	3,500
Cargo transportation	-	2,617
Provision for doubtful accounts	302	(244)
Operating costs of Aegean Hellas	1,545	-
Operating costs of storage facilities	248	1,003
Other	2,863	6,126
Total	7,389	15,305

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these  consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.                 Equity Incentive Plan:

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the three months ended March 31, 2008:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2008	227,082	15.51
Vested	(27,292)	14.06
March 31, 2008	199,790	15.71

The grant-date fair values of the restricted stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $387 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the three months ended March 31, 2008.

As of March 31, 2008, there was $1,764 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
April 1 to December 31, 2008	792
2009	592
2010	291
2011	89
1,764

11.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of March 31, 2008, the Company had no shares of preferred stock issued and outstanding and had 42,488,720 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2008, the Company declared and paid dividends of $ 427.

12.	Accumulated Other Comprehensive Income:

During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2007 and March 31, 2008, the amount of cumulative translation adjustments was $0 and $1,327, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.                 Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Three Months Ended March 31,
	2007	2008
Greece	28,616	43,637
Gibraltar	78,120	112,043
United Arab Emirates	39,959	127,525
Jamaica	45,528	74,991
Singapore	16,077	111,502
Northern Europe	-	37,953
Ghana	-	17,140
Other	3,377	5,581
Total	211,677	530,372

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2007	March 31, 2008
Gibraltar	39,510	38,359
United Arab Emirates	31,364	39,616
Jamaica	10,975	10,099
Singapore	29,245	37,898
Northern Europe	19,639	21,731
Ghana	-	12,608
Other	6,252	1,399
Total	136,985	161,710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 15, 2008	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President